UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
(Amendment No.1)
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-35783
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Alamos Gold Inc.
(Translation of registrant’s name into English)
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181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒

EXPLANTORY NOTE
This Amendment No. 1 (this “Amendment”) to the Form 6-K originally filed by Alamos Gold Inc. (the “Company”) on February 18, 2026 (the “Original Form 6-K”) is being filed for the purpose of (i) correcting an error in the audit report included in Exhibit 99.3 to the Original Form 6-K, which is being re-filed as Exhibit 99.1 hereto and (ii) updating the consent of KPMG LLP, which is being refiled as Exhibit 99.2 hereto.
The information contained in Exhibits 99.1 and 99.2 of this Amendment is incorporated by reference into the Company’s registration statements on Form F-10: File No. 333-289416, Form F-3: File No. 333-236697 and Form S-8: File Nos. 333-206182 and 333-280913. The Original Form 6-K is further hereby amended to remove Exhibit 99.3 thereto from incorporation by reference into the foregoing registration statements.
Other than the foregoing, no part of the Original Form 6-K is being amended.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Audited Annual Financial Statements

99.2	Consent of KMPG LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: February 19, 2026	By:	/s/ Scott K. Parsons
Name: Scott K. Parsons Title: Senior Vice President, Corporate Development & Investor Relations